Exhibit 99.1

Schedule A

MGM Resorts International
DIRECTORS

For each director of MGM Resorts International, as of the date of this Amendment, set forth below is such person's present business address, present principal occupation or employment, and the name and address of any corporation or other organization in which such employment is conducted (and the nature of business). Unless otherwise indicated, the address of any corporation or other organization in which such employment is conducted is the same as such person's present business address, and such person's citizenship is that of the United States of America.

Name	Present Business Address	Present Principal Occupation or Employment
Keith Barr	CarMax, Inc. 12800 Tuckahoe Creek Parkway Richmond, Virginia 23238	President and Chief Executive Officer and Director of CarMax, Inc.
Barry Diller	People Incorporated 555 West 18th Street New York, New York 10011	Chairman and Senior Executive of People Incorporated and Senior Executive of Expedia Group, Inc.
William J. Hornbuckle	MGM Resorts International 3600 Las Vegas Boulevard South Las Vegas, Nevada 89109	Chief Executive Officer and President of MGM Resorts International
Donna Langley	NBCUniversal Entertainment & Studios 100 Universal City Plaza Universal City, California 91608	Chairman of NBCUniversal Entertainment
Joey Levin	Angi Inc. 330 West 34th Street New York, New York 10001	Chairman of Angi Inc.
Rose McKinney-James	McKinney-James & Associates 10161 Park Run Drive Las Vegas, Nevada 89145	Managing Principal of EnergyWorks Consulting LLC and McKinney-James and Associates (public affairs consulting firms)
Keith A. Meister	Corvex Management LP 667 Madison Avenue New York, New York 10065	Founder, Managing Partner and Chief Investment Officer of Corvex Management LP (investment adviser of private investment funds)
Paul Salem	Salem Capital Management Providence Equity Partners 50 Kennedy Plaza Providence, Rhode Island 02903	Co-Founder and Chief Executive Officer of Salem Capital Management (investment firm); Executive Director of the Salem Foundation (family foundation)
Jan G. Swartz	c/o MGM Resorts International 3600 Las Vegas Boulevard South Las Vegas, Nevada 89109	Executive Fellow, Harvard Business School

Name	Present Business Address	Present Principal Occupation or Employment
Daniel J. Taylor	c/o MGM Resorts International 3600 Las Vegas Boulevard South Las Vegas, Nevada 89109	Retired
Ben Winston* *Citizenship: British	Fulwell Entertainment 1500 N. El Centro Avenue Los Angeles, California 90028	Producer, Director and Founding Partner of Fulwell Entertainment (international TV and film production company)

MGM Resorts International
EXECUTIVE OFFICERS

For each executive officer of MGM Resorts International, as of the date of this Amendment, set forth below is such person's present business address, present principal occupation or employment, and the name and address of any corporation or other organization in which such employment is conducted. Unless otherwise indicated, the address of any corporation or other organization in which such employment is conducted is the same as such person's present business address, and such person is a United States citizen.

Name	Present Business Address	Present Principal Occupation or Employment
William J. Hornbuckle	MGM Resorts International 3600 Las Vegas Boulevard South Las Vegas, Nevada 89109	Chief Executive Officer and President
Ayesha Molino	MGM Resorts International 3600 Las Vegas Boulevard South Las Vegas, Nevada 89109	Chief Operating Officer
Jonathan S. Halkyard	MGM Resorts International 3600 Las Vegas Boulevard South Las Vegas, Nevada 89109	Chief Financial Officer
John M. McManus	MGM Resorts International 3600 Las Vegas Boulevard South Las Vegas, Nevada 89109	Chief Legal and Administrative Officer and Secretary
Gary Fritz	MGM Resorts International 3600 Las Vegas Boulevard South Las Vegas, Nevada 89109	Chief Commercial Officer and President of MGM Digital